FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                                  4 April 2002

                      The Royal Bank of Scotland Group plc

                              42 St Andrew Square

                               Edinburgh EH2 2YE

                                    Scotland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


        Form 20-F        x                  Form 40-F
                  ----------------                     --------------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


              Yes                           No        x
                  ------------------           ----------------

Rule 12g3-2(b) : 82 -
                     -------------------

                     The following information was issued as

                     Company announcements, in London, England

                     and is furnished pursuant to General

                     Instruction B to the General Instructions

                     to Form 6-K:

THE ROYAL BANK OF SCOTLAND plc

The Royal Bank of Scotland plc ("the Bank") is pleased to announce that a (pound)500 million (Junior) Subordinated Upper Tier II issue was launched today. The notes will be perpetual with a first call date of 22 March 2022.

The deal has been priced at a spread of 105 basis points over the UK Treasury 8% due June 2021.

The lead manager and bookrunner for the deal was The Royal Bank of Scotland, Financial Markets, with Lehman Brothers International and UBS Warburg as co-lead managers.

The notes have been issued under the Bank's Euro Medium Term Note Programme, and are expected to be rated Aa2/A/AA- by Moody's, S&P and Fitch respectively. The notes will be listed on the London Stock Exchange, when issued.



For further information, please contact:

The Royal Bank of Scotland Group plc

Fred Watt
Group Finance Director
42 St. Andrew Square
Edinburgh EH2 2YE
Tel: 0131 556 8555

Ron Huggett
Capital Raising Director
Drapers Gardens
12 Throgmorton Avenue
London EC2N 2DL
Tel: 020 7375 4925

Jim Kearney
Senior Vice President, Debt Capital Markets
135 Bishopsgate
London EC2M 3UR
Tel: 020 7648 3095




7 March 2002

THE ROYAL BANK OF SCOTLAND GROUP plc
RETIREMENT OF NON-EXECUTIVE DIRECTORS


Two Non-executive Directors of The Royal Bank of Scotland Group plc, Murray Stuart and Cameron McLatchie will be retiring from the Board at the Annual General Meeting of the Group on 26 April 2002. Murray Stuart joined the Board in 1996 and Cameron McLatchie in 1998.

Commenting on the announcement, Sir George Mathewson, Chairman of the Group, said: "Murray Stuart and Cameron McLatchie have served the Board extremely well and their contribution to the progress of the Group and to Board discussions during their service was greatly valued. We wish them well for the future."


8 March 2002

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

     The Royal Bank of Scotland Group plc

2)   Name of shareholder having a major interest

     Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Lehman Brothers International (Europe)

5)   Number of shares/amount of stock acquired

     -

6)   Percentage of issued class

     -

7)   Number of shares/amount of stock disposed

     -

8)   Percentage of issued class

     -

9)   Class of security

     Ordinary Shares of 25p each

10)  Date of transaction

     13 March 2002

11)  Date company informed

     15 March 2002

12)  Total holding following this notification

     87,813,377 Ordinary Shares of 25p each

13) Total percentage holding of issued class following this notification

     3.07%

14)  Any additional information

     -

15)  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat   0131 523 4711

16) Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat   0131 523 4711

Date of notification 18 March 2002

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

     The Royal Bank of Scotland Group plc

2)   Name of shareholder having a major interest

     Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Lehman Brothers International (Europe)

5)   Number of shares/amount of stock acquired

     -

6)   Percentage of issued class

     -

7)   Number of shares/amount of stock disposed

     -

8)   Percentage of issued class

     -

9)   Class of security

     Ordinary Shares of 25p each

10)  Date of transaction

     15 March 2002

11)  Date company informed

     18 March 2002

12)  Total holding following this notification

     155,381,139 Ordinary Shares of 25p each

13) Total percentage holding of issued class following this notification

     5.43%

14)  Any additional information

     -

15)  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat   0131 523 4711

16) Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat   0131 523 4711

     Date of notification 19 March 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Mr Frederick Anderson Goodwin

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Mr Frederick Anderson Goodwin

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    2002 Executive Share Option Scheme Grant

7)  Number of shares/amount of stock acquired

    41,300

8)  Percentage of issued class

    -

9)  Number of shares/amount of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    -

13) Date of transaction

    14 March 2002

14) Date company informed

    19 March 2002

15) Total holding following this notification

    -

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant

    14 March 2002

18) Period during which or date on which exercisable

    14 March 2005 to 13 March 2012

19) Total amount paid (if any) for grant of the option

    -

20) Description of shares or debentures involved: class, number

    Ordinary Shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    (pound)18.18

22) Total number of shares or debentures over which options held following this notification

    435,351

23) Any additional information
    -

24) Name of contact and telephone number for queries

    Hew Campbell, Head of Group Secretariat

    0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

    Hew Campbell, Head of Group Secretariat

    Date of Notification

    19 March 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Sir George Ross Mathewson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Sir George Ross Mathewson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    2002 Executive Share Option Scheme Grant

7)  Number of shares/amount of stock acquired

    19,500

8)  Percentage of issued class

    -

9)  Number of shares/amount of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    -

13) Date of transaction

    14 March 2002

14) Date company informed

    19 March 2002

15) Total holding following this notification

    -

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant

    14 March 2002

18) Period during which or date on which exercisable

    14 March 2005 to 13 March 2012

19) Total amount paid (if any) for grant of the option

    -

20) Description of shares or debentures involved: class, number

    Ordinary Shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    (pound)18.18

22) Total number of shares or debentures over which options held following this notification

    257,601

23) Any additional information

    -

24) Name of contact and telephone number for queries

    Hew Campbell, Head of Group Secretariat

    0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

    Hew Campbell, Head of Group Secretariat

    Date of Notification

    19 March 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Mr Norman Cardie McLuskie

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Mr Norman Cardie McLuskie

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    2002 Executive Share Option Scheme Grant

7)  Number of shares/amount of stock acquired

    22,100

8)  Percentage of issued class

    -

9)  Number of shares/amount of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    -

13) Date of transaction

    14 March 2002

14) Date company informed

    19 March 2002

15) Total holding following this notification

    -

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant

    14 March 2002

18) Period during which or date on which exercisable

    14 March 2005 to 13 March 2012

19) Total amount paid (if any) for grant of the option

    -
20) Description of shares or debentures involved: class, number

    Ordinary Shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    (pound)18.18

22) Total number of shares or debentures over which options held following this notification

    117,290

23) Any additional information
    -

24) Name of contact and telephone number for queries

    Hew Campbell, Head of Group Secretariat

    0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

    Hew Campbell, Head of Group Secretariat

    Date of Notification

    19 March 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Mr Gordon Francis Pell

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Mr Gordon Francis Pell

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    2002 Executive Share Option Scheme Grant

7)  Number of shares/amount of stock acquired

    27,600

8)  Percentage of issued class

    -

9)  Number of shares/amount of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    -

13) Date of transaction

    14 March 2002

14) Date company informed

    19 March 2002

15) Total holding following this notification

    -

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant

    14 March 2002

18) Period during which or date on which exercisable

    14 March 2005 to 13 March 2012

19) Total amount paid (if any) for grant of the option

    -
20) Description of shares or debentures involved: class, number

    Ordinary Shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    (pound)18.18

22) Total number of shares or debentures over which options held following this notification

    108,066

23) Any additional information
    -

24) Name of contact and telephone number for queries

    Hew Campbell, Head of Group Secretariat

    0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

    Hew Campbell, Head of Group Secretariat

    Date of Notification

    19 March 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Mr Frederick Inglis Watt

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Mr Frederick Inglis Watt

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    2002 Executive Share Option Scheme Grant

7)  Number of shares/amount of stock acquired

    22,100

8)  Percentage of issued class

    -

9)  Number of shares/amount of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    -

13) Date of transaction

    14 March 2002

14) Date company informed

    19 March 2002

15) Total holding following this notification

    -

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant

    14 March 2002

18) Period during which or date on which exercisable

    14 March 2005 to 13 March 2012

19) Total amount paid (if any) for grant of the option

    -
20) Description of shares or debentures involved: class, number

    Ordinary Shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    (pound)18.18

22) Total number of shares or debentures over which options held following this notification

    116,258

23) Any additional information
    -

24) Name of contact and telephone number for queries

    Hew Campbell, Head of Group Secretariat

    0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

    Hew Campbell, Head of Group Secretariat

    Date of Notification

    19 March 2002

Company Announcement
--------------------


The Royal Bank of Scotland Group plc
Profit Sharing (Share Ownership) Scheme
---------------------------------------

3,541, 307 new ordinary shares of 25p each will be allotted on 21 March 2002 as fully paid up under the Company's Profit Sharing (Share Ownership) Scheme. These new shares rank pari passu in all respects with the existing shares of the Company. Application has been made for 3,541, 307 new shares to be admitted to the Official List. Admission is expected to be effective on 22 March 2002.

Further copies of this announcement are available at the Company's Offices at 36 St Andrew Square, Edinburgh, EH2 2YB and Waterhouse Square, 138-142 Holborn, London, EC12 2TN and at the Company Announcements Department, The Stock Exchange.

21 March 2002

END

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

     The Royal Bank of Scotland Group plc

2)   Name of shareholder having a major interest

     Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Lehman Brothers International (Europe)

5)   Number of shares/amount of stock acquired

     -

6)   Percentage of issued class

     -

7)   Number of shares/amount of stock disposed

     -

8)   Percentage of issued class

     -

9)   Class of security

     Ordinary Shares of 25p each

10)  Date of transaction

     19 March 2002

11)  Date company informed

     22 March 2002

12)  Total holding following this notification

     103,264,779 Ordinary Shares of 25p each

13) Total percentage holding of issued class following this notification

     3.60%

14)  Any additional information

     -

15)  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat   0131 523 4711

16) Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat   0131 523 4711

     Date of notification 22 March 2002

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

     The Royal Bank of Scotland Group plc

2)   Name of shareholder having a major interest

     Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Lehman Brothers International (Europe)

5)   Number of shares/amount of stock acquired

     -

6)   Percentage of issued class

     -

7)   Number of shares/amount of stock disposed

     -

8)   Percentage of issued class

     -

9)   Class of security

     Ordinary Shares of 25p each

10)  Date of transaction

     20 March 2002

11)  Date company informed

     25 March 2002

12)  Total holding following this notification

     -

13)  Total percentage holding of issued class following this notification

     Less than 3%

14)  Any additional information

     -

15)  Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat   0131 523 4711

16) Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat   0131 523 4711

     Date of notification 25 March 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Sir George Ross Mathewson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    The Royal Bank of Scotland TSSG Account

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Participation in The Royal Bank of Scotland Group plc Profit
    Sharing Scheme

7)  Number of shares/amount of stock acquired

    432

8)  Percentage of issued class

    -
9)  Number of shares/amount of stock disposed

    -
10) Percentage of issued class

    -
11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    (pound)18.49

13) Date of transaction

    21 March 2002

14) Date company informed

    25 March 2002

15) Total holding following this notification

    247,507

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant

    -

18) Period during which or date on which exercisable

    -

19) Total amount paid (if any) for grant of the option

    -

20) Description of shares or debentures involved: class, number

    Ordinary Shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    -

22) Total number of shares or debentures over which options held following this notification

    -

23) Any additional information

    -

24) Name of contact and telephone number for queries

    Hew Campbell, Head of Group Secretariat

    0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

    Hew Campbell, Head of Group Secretariat

    Date of Notification

    25 March 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Mr Frederick Inglis Watt

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    The Royal Bank of Scotland TSSG Account

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Participation in The Royal Bank of Scotland Group plc Profit
    Sharing Scheme

7)  Number of shares/amount of stock acquired

    432

8)  Percentage of issued class

    -
9)  Number of shares/amount of stock disposed

    -
10) Percentage of issued class

    -
11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    (pound)18.49

13) Date of transaction

    21 March 2002

14) Date company informed

    25 March 2002

15) Total holding following this notification

    432

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant

    -

18) Period during which or date on which exercisable

    -

19) Total amount paid (if any) for grant of the option

    -

20) Description of shares or debentures involved: class, number

    Ordinary Shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    -

22) Total number of shares or debentures over which options held following this notification

    -

23) Any additional information
    -

24) Name of contact and telephone number for queries

    Hew Campbell, Head of Group Secretariat

    0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

    Hew Campbell, Head of Group Secretariat

    Date of Notification

    25 March 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

 1)  Name of company

     The Royal Bank of Scotland Group plc

 2)  Name of director

     Mr Norman Cardie McLuskie

 3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest

     Self

 4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     The Royal Bank of Scotland TSSG Account

 5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     Self

 6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Participation in The Royal Bank of Scotland Group plc Profit
     Sharing Scheme

 7)  Number of shares/amount of stock acquired

     432

 8)  Percentage of issued class

     -
 9)  Number of shares/amount of stock disposed

     -
 10) Percentage of issued class

     -

 11) Class of security

     Ordinary Shares of 25p each

 12) Price per share

     (pound)18.49

 13) Date of transaction

     21 March 2002

 14) Date company informed

     25 March 2002

 15) Total holding following this notification

     145,722

 16) Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes

 17) Date of grant

     -

 18) Period during which or date on which exercisable

     -

 19) Total amount paid (if any) for grant of the option

     -

 20) Description of shares or debentures involved: class, number

     Ordinary Shares of 25p each

 21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     -

 22) Total number of shares or debentures over which options held following this notification

     -

 23) Any additional information

     -

 24) Name of contact and telephone number for queries

     Hew Campbell, Head of Group Secretariat

     0131 523 4711

 25) Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat

     Date of Notification

     25 March 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Mr Iain Samuel Robertson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    The Royal Bank of Scotland TSSG Account

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Participation in The Royal Bank of Scotland Group plc Profit
    Sharing Scheme

7)  Number of shares/amount of stock acquired

    432

8)  Percentage of issued class

    -

9)  Number of shares/amount of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    (pound)18.49

13) Date of transaction

    21 March 2002

14) Date company informed

    25 March 2002

15) Total holding following this notification

    118,209

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant

    -

18) Period during which or date on which exercisable

    -

19) Total amount paid (if any) for grant of the option

    -

20) Description of shares or debentures involved: class, number

    Ordinary Shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    -

22) Total number of shares or debentures over which options held following this notification

    -

23) Any additional information

    -

24) Name of contact and telephone number for queries

    Hew Campbell, Head of Group Secretariat

    0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

    Hew Campbell, Head of Group Secretariat

    Date of Notification

    25 March 2002

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

    The Royal Bank of Scotland Group plc

2)  Name of director

    Mr Gordon Francis Pell

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest

    Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    The Royal Bank of Scotland TSSG Account

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Participation in The Royal Bank of Scotland Group plc Profit
    Sharing Scheme

7)  Number of shares/amount of stock acquired

    432

8)  Percentage of issued class

    -

9)  Number of shares/amount of stock disposed

    -

10) Percentage of issued class

    -

11) Class of security

    Ordinary Shares of 25p each

12) Price per share

    (pound)18.49

13) Date of transaction

    21 March 2002

14) Date company informed

    25 March 2002

15) Total holding following this notification

    432

16) Total percentage holding of issued class following this notification

    -

If a director has been granted options by the company please complete the following boxes

17) Date of grant

    -

18) Period during which or date on which exercisable

    -

19) Total amount paid (if any) for grant of the option

    -

20) Description of shares or debentures involved: class, number

    Ordinary Shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    -

22) Total number of shares or debentures over which options held following this notification

    -

23) Any additional information

    -

24) Name of contact and telephone number for queries

    Hew Campbell, Head of Group Secretariat

    0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

    Hew Campbell, Head of Group Secretariat

    Date of Notification

    25 March 2002

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Sharesave Scheme

3. Period of return:

From  1 October 2001  to  31 March 2002

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

20,474,081

5. Number of shares issued/allotted
   under scheme during period

232,562

6. Balance under scheme not yet issued/allotted at end of period

20,241,519

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

15,000,000 Ordinary Shares of 25p each - Block Listing granted 13 January 1999 20,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,864,245,840

Contact for queries:                   Address: The Royal Bank of Scotland plc
                                                42 St Andrew Square
Name:    Jan Cargill                            Edinburgh
                                                EH2  2YE
Telephone: 0131 523 4017

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Executive Share Option Scheme

3. Period of return:

From  1 October 2001   to  31 March 2002

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

7,166,218

5. Number of shares issued/allotted
   under scheme during period

539,010

6. Balance under scheme not yet issued/allotted at end of period

6,627,208

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

5,000,000 Ordinary Shares of 25p each - Block Listing granted 13 January 1999 5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,864,245,840

Contact for queries:                    Address: The Royal Bank of Scotland plc
                                                 42 St Andrew Square
Name:    Jan Cargill                             Edinburgh
                                                 EH2  2YE
Telephone:  0131 523 4017

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Sharesave Scheme

3. Period of return:

From  1 October 2001  to  31 March 2002

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

27,740,864

5. Number of shares issued/allotted
   under scheme during period

7,192,628

6. Balance under scheme not yet issued/allotted at end of period

20,548,236

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

20,000,000 Ordinary Shares of 25p each - Block Listing granted 4 May 2000 23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,864,245,840

Contact for queries:                     Address: The Royal Bank of Scotland plc
                                                  42 St Andrew Square
Name:   Jan Cargill                               Edinburgh
                                                  EH2  2YE
Telephone: 0131 523 4017

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Executive Share Option Scheme

3. Period of return:

From  1 October 2001  to  31 March 2002

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

5,386,218

5. Number of shares issued/allotted
   under scheme during period

734,130

6. Balance under scheme not yet issued/allotted at end of period

4,652,088

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

8,200,000 Ordinary Shares of 25p each - Block Listing granted 4 May 2000 5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,864,245,840

Contact for queries:                   Address: The Royal Bank of Scotland plc
                                                42 St Andrew Square
Name:    Jan Cargill                            Edinburgh
                                                EH2  2YE
Telephone: 0131 523 4017

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Option 2000 Scheme

3. Period of return:

From  1 October 2001  to  31 March 2002

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

13,999,400

5. Number of shares issued/allotted
   under scheme during period

1,500

6. Balance under scheme not yet issued/allotted at end of period

13,997,900

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

14,000,000 Ordinary Shares of 25p each - Block Listing granted 22 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,864,245,840

Contact for queries:                    Address: The Royal Bank of Scotland plc
                                                 42 St Andrew Square
Name:    Jan Cargill                             Edinburgh
                                                 EH2  2YE
Telephone:  0131 523 4017

                                   SIGNATURES



          Pursuant to the requirements of the Securities Exchange

          Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



          4 April 2002



                                           THE ROYAL BANK OF SCOTLAND GROUP plc
                                                                   (Registrant)

                                           By: /s/ H Campbell

                                               Name:  H Campbell
                                               Title: Head of Group Secretariat